Banzai International, Inc.

November 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Banzai International, Inc.
Registration Statement on Form S-1 (File No. 333-282506)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Banzai International, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 9:00 a.m., Eastern Time, on Wednesday, November 6, 2024, or as soon thereafter as practicable.

Very truly yours,

Banzai International, Inc.

By:	/s/ Joe Davy
Name:	Joe Davy
Title:	Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC